419.



05007305

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Trans America Industries

*CURRENT ADDRESS

PROCESSED

APR 25 2005

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3480 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: [signature]

DAT : 4/19/05

82-34680

RECEIVED 2005 ... OFFICE OF INTERNATIONAL CORPORATE FINANCE

Trans America Industries Ltd.

#300-905 West Pender Street,
Vancouver, British Columbia
V6C 1L6
Tel: (604) 688-8042
Fax: (604) 689-8032

(the "Issuer")

12-31-04
AR/S

ANNUAL INFORMATION FORM ("AIF")

For the Year
Ended December 31, 2004

March 31, 2005

An additional copy of this Annual Information Form may be obtained upon request from Trans America Industries Ltd. at the above address, or may be obtained at www.sedar.com.

Statements in this Annual Information Form may be viewed as forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. There are no assurances the Issuer can fulfill such forward-looking statements and the Issuer undertakes no obligation to update such statements. Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Issuer, some of which are beyond the Issuer's control.

TABLE OF CONTENTS

GLOSSARY

Certain terms and abbreviations used in this Annual Information Form are defined below:

"Ag" is the chemical symbol for silver;

"Au" is the chemical symbol for gold;

"Common Shares" means the common shares without par value in the capital of Trans America Industries Ltd.

"Company" means Trans America Industries Ltd.

"g/t" means grams per Tonne;

"grade" is the relative quantity or the percentage of a commodity content in a resource, expressed as grams per tonne or ounces per ton for precious minerals, gold for example, or as a weight percentage for other metals;

Metric Conversion Table

To convert from	To imperial units	Multiply by
Grams	Ounce (troy)	0.0322
Tonnes	Tons	1.1023
Grams/tonne	Ounce (troy)/ton	0.0292
Hectares	Acres	2.4711
Kilometres	Miles	0.6214
Metres	Feet	3.2802

"issuer" means Trans America Industries Ltd.;

"ore" is a naturally occurring material from which a mineral or minerals of economic value can be extracted at a profit under economic conditions that are specified and are generally accepted as reasonable, also, the mineral or minerals thus extracted;

"Property" means the Lynn Lake, Shandong, or Bonnie Glen property;

"resource" (mineral resource) is a concentration or occurrence of material of intrinsically economic interest in or on the Earth's crust in such a form or quantities that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, geological characteristics, and continuity are known, estimated, or interpreted from specific geological evidence and knowledge. Resources are subdivided, in order of increasing geological confidence, into Inferred, Indicated, and Measured categories.

PRELIMINARY NOTES

Material Incorporated by Reference

Incorporated by reference and forming a part of this Annual Information Form (the **"AIF"**) are the audited Financial Statements for the Company for the period ended December 31, 2004, together with the auditor's report thereon, and the most recent Management Proxy and Information Circular.

Also incorporated by reference is a Technical Report authored by P.J. Chornoby, P. Geo., dated November 15, 2004 and filed on Sedar December 15, 2004 and a Technical Report authored by Laurence Sookochoff P. Eng. Dated September 7, 2004 and filed by Majestic Gold Corp. on Sedar March 24, 2005.

These documents may be found through Sedar at www.sedar.com.

All financial information in this AIF is prepared in accordance with accounting principles generally accepted in Canada (**"Canadian GAAP"**).

Currency and Valuations

Unless otherwise indicated, all dollar amounts are in Canadian dollars. The valuations on Page 12 are as at March 3, 2005, the date of the December 31, 2004 audit report.

Exchange Rate

The Issuer does not presently hold any foreign currency or securities.

INCORPORATION

Trans America Industries Ltd. (the Issuer) was incorporated on September 25, 1963 under the laws of the Province of British Columbia by Memorandum and Articles of Association under the name: The Dee Spencer MFG. Co., Ltd. On June 4, 1965 the Issuer changed its name from The Dee Spencer MFG. Co., Ltd. to Universal Patent and Development Ltd. On March 28, 1972 the Issuer changed its name from Universal Patent and Development Ltd. to Trans America Industries Ltd. The Issuer's Memorandum and Articles were cancelled and a new form substituted therefore as of August 11, 1976 to comply with the then Province of British Columbia Companies Act. On July 5, 2004 the company underwent a "Transition" pursuant to the British Columbia Business Corporations Act.

GENERAL DEVELOPMENT OF BUSINESS OF THE ISSUER

Three Year History

The Issuer is a natural resource company inasmuch as it acquires, explores and, if warranted, develops natural resource properties of merit, principally in the mineral sector.

During the years that the resource sector was badly depressed with the inability of companies to fund property acquisition and exploration or development programs, rather than spending funds directly on core projects, and in order to maintain a presence in the sector, the Issuer invested in shares of other companies. The Issuer believed that this strategy would allow it to remain involved in the resource sector and leverage its working capital without having to commit to ongoing expenditures for specific projects.

The Issuer's directors believe that the resource sector has emerged from its long depressed state and the Issuer has now returned to the active exploration of core properties. The following is a brief summary of the issuers activities during the past three years.

Lynn Lake Gold Project

The issuer holds 33 Manitoba mineral claims. All claims were acquired by staking; 27 in February 2003 and six claims added later in 2004. The claims cover some 5,712 hectares and are held 100% by the issuer.

The property is located approximately 13 kilometers northwest of the town of Lynn Lake. The claims follow the northern limb of the Lynn Lake greenstone belt and cover the Agassiz Metallotect (iron formation) for some 16 kilometres.

Considerable prospecting, trenching, and geological work was carried out on the property during the summer and fall of 2003, with a follow-up diamond drill program during the winter of 2004.

In those exploration programs the issuer has expended approximately $900,000 in expenses and has received approximately $170,000 in the form of grants pursuant to the Manitoba Mineral Exploration Assistance Program.

A report completed by the Issuer's principal consultant, P.J. Chornoby, P. Geo, dated November 15, 2004 has been posted on Sedar. The report was prepared within the precepts of National Policy Instrument 43-101. Mr. Chornoby has recommended a two phased program consisting of (1) magnetometer and electromagnetic surveys, along with geological reconnaissance and prospecting at an estimated cost of $282,000 and (2) a diamond drilling program consisting of 20 diamond holes totaling 4,500 metres at a cost of $675,000.

Claymore/Bonnie Glen Gas Project

Trans America held a 6% interest in a 480 acre oil and gas property located in the Claymore area of Alberta (02/16-07-047-27 W4/0). The property was pooled into a 640 acre spacing unit of which Trans America is entitled to a 5.7% revenue share, subject to an 18.3% royalty.

A gas well was drilled several years ago in the "Ellerslie A" zone and shut-in pending market deliverability. The operator, Mayfair Energy Ltd. of Calgary, Alberta, negotiated a sales agreement with Imperial Oil Resources pursuant to a letter agreement dated February 27, 2003. Under the agreement, Imperial agreed to take gas from the well and process it through its Bonnie Glen Solution Plant for a period of three years. The well was put on stream on December 18, 2003.

After some initial startup problems, current production has reached approximately one million cubic feet per day, a rate that is believed sustainable for some time to come. Production is being taken from two zones in the Ellerslie formation.

Pursuant to an agreement with Fairborne Energy Ltd. of Calgary, Alberta, the Issuer holds a 0.675% royalty on the same spacing unit in the deeper Wabamun Formation. Under the agreement, as amended, Fairborne is obligated to attempt to complete a well in the formation during 2005.

Reference is made to the accompanying audited financial statements for the year ended December 31, 2004 and in particular to the statements of income and deficit regarding revenue received from this project.

Shandong Project – Jiaodong Peninsula, China

The Issuer entered into a joint-venture agreement dated January 14, 2005 with Majestic Gold Corp. (MJS:TSX) of Vancouver to carry out an exploration program in Shandong Province, China.

The companies have agreed to an exclusive area of interest comprising some 900 square kilometres. Under an agreement with Shandong Yantai Muping Gold Mine ("Muping") MJS has rights to acquire up to a 90% interest in three presently held mining licenses within the area of interest. These licenses totaling 26.68 square kilometres are included in the joint-venture. The issuer may earn a 50% interest in the project by contributing the first $750,000 of exploration expenses.

The deposits of the Jiaodong Peninsula form one of the largest provinces of granitoid-hosted lodegold deposits in the world and account for approximately 25%, (approximately 50 tonnes) of China's annual gold production. Gold mineralization is mainly associated with NE-SW and NNE-SSW trending regional faults and related secondary fractures in the granitoid intrusions or at the contacts between different lithologies.

The joint-venture will carry out prospecting and exploration within the area of interest using Western exploration techniques.

To earn its interest of 50% in the project, the Issuer is providing funding of $750,000. This will be accomplished by the Issuer having subscribed to a Majestic Gold Corp. private placement of 800,000 units at a price of $0.70 per unit. Each unit consists of one MJS common share and one common share purchase warrant. Each warrant will entitle the holder thereof to purchase one additional common share in the capital of the Company for one year at $0.90 per share, with forced conversion if the shares of Majestic trade over $1.50 for more than twenty consecutive days. The proceeds of the Issuer's purchase including warrants that may be exercised form the basis of the $750,000 to be provided for by Trans America.

Three Year Financing History

During the last three year period, December 31, 2001 to Dec 31, 2004 the issuer financed itself through two private placements, the exercise of director's options and the sale of shares in other companies that had been acquired pursuant to the policy of investing in shares of other resource issuers.

A private placement of 1 million units at $0.25 each was provided by the issuer's President, John K Campbell, by subscription agreement as of June 24, 2003. The unit consisted of one share and one share purchase warrant entitling the holder to purchase one additional common share at $0.30 each. The issuer netted $550,000 from the private placement including $300,000 from the exercise of warrants in 2004. A second private placement of 650,000 shares at $0.45 was arranged as of September 12, 2003 in which the Issuer's President also participated by subscribing for 400,000 units. The private placement netted the Company $292,500.

During the period directors and officers executed incentive share options totaling 1,600,000 shares to net the Issuer $290,000.

Sale of shares in other companies held by the Issuer during the three year period returned $1,740,315.

At the end of the period, December 31, 2004, the Issuer had approximately $2,000,000 in working capital and as of March 3, 2005 shares held by the Issuer, as investments in other companies, were valued with a market value of approximately $3,000,000.

DESCRIPTION OF THE BUSINESS OF THE ISSUER

Overview

The issuer is in the business of mining exploration and development. It presently holds a large claim block near Lynn Lake, Manitoba (5,210 hectares). It has an exploration joint venture in China and it holds a minor interest in an Alberta gas well.

During the years in which the resource sector was badly depressed the issuer built up a small portfolio of shares in other resource companies. This was accomplished either by the sale of mineral properties or by way of private placement.

Lynn Lake Property

The issuer considers its Lynn Lake property to be the only project material to the company at this time and accordingly has had a technical report prepared by P.J. Chornoby, P. Geo., dated November 15, 2004 which has been posted on Sedar and is incorporated by reference herewith. The reader consequently is referred to www.sedar.com for full details concerning this property.

The following is a reproduction of the "Summary", section 3.0 quoted from Mr. Chornoby's report.

> "The Lynn Lake Gold property ("the Property") is located 19 kilometres northeast of the town of Lynn Lake, Manitoba. The property comprises 31 mineral claims and mineral claim fractions that are contiguous and have a combined surface area of 5,210 hectares. The mineral dispositions are held and 100% owned by Trans America Industries Limited ("TSA").
>
> The Property is predominantly underlain by the north belt of the Paleoproterozoic aged Lynn Lake greenstone belt including the Agassiz Metallotect that hosts the gold deposits of the former producing MacLellan and Farley Lake mines. The Agassiz Metallotect is a tectono-stratigraphic succession consisting of ultramafic flows (picrite), banded oxide-sulphide-silicate-facies iron-formation, and associated clastic sedimentary rocks. The unique chemical and rheological characteristics of the rocks comprising the Agassiz Metallotect are considered important favourable factors in the deposition of gold.
>
> The Property has a lengthy intermittent and unsuccessful, history of base metal exploration beginning in 1947 and continuing until the early 1980's. The data generated by the base metal exploration programs is useful in accessing the potential of the Property for gold. Preliminary gold exploration was conducted on portions of the Property in the 1980's. The gold exploration confirmed that the geology was favourable for gold deposition and indicated some sites of sub-economic mineralization but was severely hampered by extensive transported overburden cover and a lack of knowledge of the structural/tectonic history of the Lynn Lake greenstone belt and it's role in gold deposition. The gold exploration period of the 1980's outlined a large number of geophysical anomalies located on the eastern part of the Property that are prospective for gold and are not drilled.

TSA acquired the Property by staking late in the winter of 2003. Work performed by TSA in 2003-2004 at the east and west ends of the Property confirmed the presence of favourable geology and identified low levels of gold enrichment. Large portions of the property remain under explored for gold.

A three phase exploration program extending over a period of 18 months is recommended to continue gold exploration on the Property. Phase 1 is winter work consisting of line cutting and ground geophysical surveys to locate and better define airborne geophysical features. Phase 2 is summer work predominantly geological reconnaissance, prospecting and geophysical surveys to ground truth anomalies detected in Phase 1 and better resolve geological complexities in areas of known gold mineralization. Phase 3 is winter work comprising diamond drilling of selected targets. Total cost of the proposed work is $957,500.00."

Other Properties

The minor interest (5.7% revenue share) in the Bonnie Glen Gas Project is not considered material to the company by the issuer and as such the issuer has not commissioned a report pursuant to National Policy Instrument 51-101.

Also, the Shandong Project Joint Venture is not presently considered to be material to the issuer as work on the project is still in a planning stage, consequently a report pursuant to National Policy Instrument 43-101 has not yet been commissioned by the Issuer.

A brief description of the Bonnie Glen Gas Project and the Shandong Project is set out herein under the heading "General Development of Business". Also, the Issuer's Joint Venture partner has had a report prepared pursuant to National Policy Instrument 43-101. The report dated September 7, 2004 was authored by Laurence Sookochoff, P Eng. And the summary is reproduced below.

Shandong Project

The following is a reproduction of the "Summary", section 3.0 quoted from Mr. Sookochoff's report.

> Majestic Gold Corp. has an option to earn a 60% interest in 15 exploration licenses in the Muping Mining District of Shandong Province, in the Peoples Republic of China designated as the Muping Gold Properties totaling 75.04 square kilometers. The Licenses are located in the northeastern part of the Jiaodong Peninsula, or the Zhao-Ye Gold Belt which contains some of the largest granitoid hosted deposits in China.
>
> The Jiaodong gold deposits are located in, or near, consistently oriented sets of regional fault zones and transect a range of granitoid intrusions which dominate the region. Gold-bearing quartz veins and stockworks are consistently developed with silicification, sericitization, K-feldspar alteration and sulfidation of the granitic wall rocks. Other gold deposits may occur in the rock units overlying the Proterozoic basement rocks.

One of the 13 Licenses[1], the Song Jiagou, includes the Fayunkuang mine, a 300 tonne per day operation where ore is obtained from the four level workings developing the mineral zone. Gold mineralization, hosted by a fault zone of upper Cretaceous conglomerates overlying the Proterozoic rocks, is associated with pyrite and occurs within a breccia, as cementation material, and as fine sulfide veins. Production figures from the mine are not known. A mineral resource of 1.8 million tonnes of 6.76 grams per tonne (g/t) Au was published in 1986. A selected grab sample of a conglomerate hosting a moderate amount of pyrite, taken by the Author from level 4 of the mine workings, assayed 1.8 g/t Au.

Another license, Houzhuang Heiniu, also includes an operating mine. A 200 m deep shaft and four working levels develop a gold bearing mineralized fault zone within the Linglong Proterozoic rocks. The mineralized structure, within the Jinniushan fault belt which extends for 7,500 meters, is the most developed belt, and is also the best belt for gold mineralization in the region. The Houzhuang Heiniu, the Zhaodao Mtn., and the WuZhua Licenses cover a significant portion of the Jinniushan fault belt.

A selected grab sample of massive sulfides from the dump of the Houzhuang Heiniu mine was taken for assay and returned a value of 15 ppm (g/t) Au or specifically, 17,480 ppb Au, with significant values in lead and zinc.

At three Licenses, small-scale mining was in progress. At three other Licenses, small shafts, trenches, or open-pits, explored mineralized zones. Other Licenses were taken for the coverage of geologically favorable ground.

Based on the geologically favorable location of, and notably the moderate and minor gold production from five of the properties, it is the opinion of the author that a high level of confidence has been established that the Licenses cover mineral controlling structures wherein substantial gold resources could potentially be delineated. The potential for these structures hosting gold mineralized is encouraging.

The author recommends a two-phase exploration program estimated to cost $700,000.00 to explore for, or develop, economic mineral zones on locations that have positive exploration signatures for mineralization. The initial phase of the recommended program is estimated to cost $250,000.00 and would be based on geological mapping, sampling, IP surveys, and diamond drilling.

The Joint Venture with Majestic includes three of the mining licenses referred to in Mr. Sookochoff's report, Dazai license number 3700000210043l area 11.63 km2, Shugezhuang license number 3700000330067 area 10.95 km2, and Chenjiaguo 3700000230413 area 4.10 km2 but does not include any of the licenses referred to in the summary quoted above. The descriptions however are typical of gold occurrence in the "area of interest" and are quoted as reference material. The full text of Mr. Sookochoff's report may be viewed at Majestic Gold Corp.'s website or Sedar at www.sedar.com and is incorporated by reference hereto with the consent of Majestic Gold Corp.

[1] Two of the originally optioned licenses were not retained by Majestic Gold Corp.

Shares Held in Other Resource Companies

As of March 3, 2005 the issuer held shares in other resource companies as follows:

CORPORATION	NUMBER OF SHARES	ADJUSTED BOOK VALUE	MARKET VALUE
Atacama Minerals Corp.	1,799,800	$ 1,076,497	$ 1,583,824
Glencairn Gold Corp. (formerly Black Hawk Mining Inc.)	75,000	41,250	44,250
Miramar Mining Corp.	100,000	65,934	143,000
Compliance Energy Corp.	122,946	35,000	156,141
Rare Element Resources Ltd. (common)	413,646	124,091	115,818
Rare Element Resources Ltd. (warrants)	113,636		
Majestic Gold Corp.	1,169,000	596,900	993,650
Total		$ 1,939,672	$ 3,036,683

In making investments, the Issuer has followed the TSX Venture Exchange and its predecessors' policies both for companies investing in other trading companies, and has been guided by the now rescinded British Columbia Securities Act, Local Policy 3-13.

DIVIDENDS

The Issuer has not paid dividends since its incorporation. The issuer is presently a junior exploration company without significant income and as such has not considered any future dividend policy.

CAPITAL STRUCTURE

The issuer is registered pursuant to the British Columbia Business Corporations Act and as such its authorized capital is unlimited. As of the date of this Annual Information Form 20,562,143 shares were issued and outstanding. Each common share carries one vote and shares equally in respect to dividends and distribution upon dissolution or wind-up.

MARKET FOR SECURITIES

Trans America Industries Ltd.'s common shares trade on the TSX Venture Exchange, and trade under the symbol "TSA".

Trading Price and Volume

The following Table I sets out the prices ranges and volumes traded of the Issuer's Common Shares in each month of the financial year ended December 31, 2004.

Table I
Trading Prices and Volumes

	High ($)	Low ($)	Volume
January, 2004	0.69	0.51	1,375,750
February, 2004	0.63	0.55	979,950
March, 2004	0.75	0.56	1,937,245
April, 2004	0.69	0.48	346,805
May, 2004	0.54	0.41	290,310
June, 2004	0.41	0.23	745,945
July, 2004	0.45	0.34	111,350
August, 2004	0.40	0.23	841,840
September, 2004	0.30	0.23	42,520
October, 2004	0.30	0.235	70,520
November, 2004	0.32	0.24	539,495
December, 2004	0.40	0.31	540,500

DIRECTORS AND OFFICERS

Name and Occupation

Table II sets forth the name and province of residence, position and office held with the Issuer, and the principal occupations within the five (5) preceding years for each of the directors and officers of the Issuer.

Table II
Directors and Officers

Name & Municipality Of residence	Position(s) Held	Director or Officer Since	Principal Occupation
John K. Campbell British Columbia Canada	President and Director *	April 23, 1986	Mr. Campbell is a retired member of the British Columbia Law Society. He has held the position of President of the Issuer since 1986.

David Duval British Columbia Canada	Director *	February 2,1999	Mr. Duval is a freelance writer specializing in the mining industry.
James J. McDougall British Columbia Canada	Director *	May 27, 1986	Mr. McDougall is a professional geologist.
William Meyer British Columbia Canada	Director	February 2,1999	Mr. Meyer is a former Vice-President of Exploration, Teck Exploration Corp. (now Teck Cominco) and is currently the Chairman of Minco Mining & Metals Corp.
Murray Seitz British Columbia Canada	Secretary	September 1,2004	Mr. Seitz is currently the Corporate Secretary of the Issuer and was previously an administrator for MCG Market Catalyst Group.

** denotes member of the Audit Committee*

The term of office for the Issuer's Directors expires at the Company's Annual General Meeting or when a successor is duly elected or appointed.

Shareholdings of Directors and Officers

As at December 31, 2004, the Directors and Officers of the Issuer beneficially owned, directly or indirectly, or exercised control or direction over a total of 3,132,000 shares or 14.39% of the issued and outstanding shares on a fully diluted basis. This is made up of 1,200,000 options outstanding at an exercise price of $0.35, and 1,932,000 common shares of which John K. Campbell owns 1,750,500 shares representing 8.04% of the issued and outstanding shares.

Corporate Cease Trade Orders or Bankruptcies

To the best of management's knowledge, no director or officer of the Issuer, or a shareholder holding a sufficient number of Common Shares to affect materially the control of the Issuer, or within 10 years before the date of this Annual Information Form, has been a director or officer of any other issuer that, while that person was acting in that capacity, was the subject of a cease trade or similar order, or an order that denied the other issuer access to any exemption under Canadian securities legislation, for a period of more than 30 consecutive days, or became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, manager or trustee appointed to hold its assets.

Penalties or Sanctions

To the best of management's knowledge, no penalties or sanctions have been imposed on a director or officer of the Issuer or a shareholder holding a sufficient number of Common Shares of the Issuer to affect materially the control of the Issuer, in relation to securities legislation or by a securities regulatory authority, or by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Personal Bankruptcies

To the best of management's knowledge, no director or officer of the Issuer, or a shareholder holding a sufficient number of Common Shares of the Issuer to affect materially the control of the Issuer, or a personal holding company of any such person ,has, within 10 years before the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, manager or trustee appointed to hold the assets of the director or officer.

Conflicts of Interest

Directors and officers of the Issuer also serve as directors and/or officers of other companies engaged in mineral exploration and development and may be presented from time to time with situations or opportunities which give rise to apparent conflicts of interest which cannot be resolved by arm's length negotiations, but only through the exercise by any such officer or director of such judgment as is consistent with his fiduciary duties to the Issuer which arise under British Columbia corporate law, especially insofar as taking advantage, directly or indirectly, of information or opportunities acquired in his capacity as a director or officer of the Issuer. All conflicts of interest will be resolved in accordance with the *Business Corporations Act* (British Columbia). Any transactions with directors and officers will be made on terms consistent with industry standards and sound business practice in accordance with the fiduciary duties of those persons to the Issuer, and, depending upon the magnitude of the transactions and the absence of any disinterested directors of the Issuer, may be submitted to the shareholders of the Issuer for their approval.

In the opinion of management of the Issuer, there are no existing or potential conflicts of interest among the issuer, its directors, officers or other insiders of the Issuer, except as disclosed elsewhere in this section.

PROMOTERS

By virtue of the definition of "promoter" in the Securities Act (British Columbia), John K. Campbell, the President, Chief Executive Officer and a director of Trans America Industries Ltd., may be considered a promoter of Trans America within the three (3) most recently completed financial years. Mr. Campbell has been a director of the Company since April 1986 and owns, either directly or indirectly, 1,750,500 Common Shares of the Issuer, representing 8.04% of the issued and outstanding Common Shares, before giving effect to the exercise of any warrants or outstanding stock options.

The following Table III sets forth the nature and amount of anything of value received or to be received by Mr. Campbell directly or indirectly, from the Company and the nature and amount of any assets, services or other consideration received or to be received by the Company in return.

Table III

Item Received by Promoter	Financial Year Ended December 31, 2002	Financial Year Ended December 31, 2003	Financial Year Ended December 31, 2004
Paid to Mr. Campbell's Management Company	$48,000	$48,000	$48,000
Related Party Transaction, Secretarial Services, Re-imbursements for office spare and expenses incurred for the Company	$38,637	$36,439	$34,000
Employee Stock Options granted to Mr. Campbell for services provided to the Company as President, CEO and a director	No options granted during 2002 Held 750,000 @ $0.15 at year end	May 22, 2003 500,000 share options granted at $0.25 per share December 9, 2003 250,000 share options granted at $0.56 per share. Held 750,000 at year end	August 18, 2004 500,000 share options granted at $0.35 per share Price on 250,000 share options reduced to $0.35 Held 750,000 @ $0.35 at year end

The Company has not acquired any asset from John K. Campbell within the three (3) most recently completed financial years or during the current financial year, nor are there any plans to acquire any asset from him.

LEGAL PROCEEDINGS

There are no known legal proceedings to which the Issuer is a party or to which any of its property is the subject or any such proceedings known to the Issuer to be contemplated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Insider Private Placement

During the three (3) most recently completed financial years and the current financial year the only material transaction in which a director, executive officer, person or company beneficially owning or exercising control or direction over more than 10% of the Common Shares or an associate or affiliate of such persons or companies were the private placement of units by John K. Campbell.

Private Placement June 23, 2003. John K. Campbell purchased 1,000,000 units at a price of $0.25. Each unit consisted of one common share and one warrant entitling the holder to purchase one additional common share at a purchase price of $0.30 with an expiration date of June 23, 2004.

Private Placement September 12, 2003. Mr. Campbell purchased 400,000 units at a price of $0.45. Each unit consisted of one common share and one warrant entitling the holder to purchase one additional common share at a purchase price of $0.55 with an expiration date of September 12, 2004.

TRANSFER AGENT AND REGISTRARS

Pacific Corporate Trust Co. is the transfer agent and registrar for Trans America Industries Ltd., and the register of Common Shares is maintained in Vancouver, British Columbia.

MATERIAL CONTRACTS

There are no contracts, other than those disclosed in this AIF and other than those entered into in the ordinary course of the Issuer's business, that are material to the Issuer and which were entered into in the most recently completed fiscal year ended December 31, 2004 or before the most recently completed financial year but still in effect as of the date of this AIF.

INTEREST OF EXPERTS

Names of Experts

A Technical Review on the Lynn Lake Gold Project near Lynn Lake, Manitoba, dated November 15, 2004 prepared by P. J. Chornoby, P. Geo. was filed with regulators via sedar on December 15, 2004.

Interest of Experts

To the best of its knowledge, the expert named above did not have any registered or beneficial interest, direct or indirect, in any securities or other property of the Issuer when the expert prepared his respective report.

RISK FACTORS

Risk of Mineral Exploration

Exploration and development of natural resources involves a high degree of risk and only a few properties which are explored are ultimately developed into producing properties. Also, exploration of properties require compliance with the laws of the jurisdiction in which such properties are located and potential changes to laws relating to exploration activities, environmental considerations and title to properties are all a significant risk. These factors could adversely affect the share value of the Issuer or companies in which the Issuer holds shares.

Market Fluctuations

The marketability of natural resources which may be acquired or discovered by the Issuer or by companies of which the Issuer is a shareholder will be affected by numerous factors beyond the control of the Issuer or those companies. These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, supply and demand, inflation, government regulations including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exploring of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Issuer or those companies in which the Issuer has invested not receiving an adequate return on invested capital.

Uncertainty of Funding

Failure to obtain additional funding, whether through equity financings or other means, could result in delay or indefinite postponement of further exploration and development as well as the possible loss of title to properties held by the Issuer or by companies in which the Issuer is a shareholder.

Permits and Licenses

The operations of the Issuer or of companies in which the Issuer is a shareholder require licenses and permits from various governmental authorities. There can be no assurance that the Issuer or those companies will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at their projects. Additionally, failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions, all of which could adversely effect those projects or the share value of companies in which the Issuer holds shares.

Conflicts of Interest

Certain officers and directors of the Issuer are officers and/or directors of, or, are associated with, other natural resource companies that acquire interests in mineral properties. Such associations may give rise to conflicts of interest from time to time. The directors are required by law, however, to act honestly and in good faith with a view to the best interests of the Issuer and its shareholders and to disclose any personal interest which they may have in any material transaction which is proposed to be entered into with the Issuer and to abstain from voting as a director for approval of any such transactions.

Management

The Issuer is dependent on a relatively small number of key principals, including its President, the loss of any of whom could have an adverse effect on the Issuer. The Issuer does not maintain "key-man" insurance in respect of any of its principals.

Risks associated with Foreign Operations

Investments in companies operated in foreign countries may or may not be adequately protected by insurance. Also, these companies may become subject to liability for hazards which they cannot insure against or which they may elect not to insure against because of premium costs or other reasons.

Environmental Protection Requirements

All phases of the resource industry are subject to environmental regulation. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Issuer's investments.

Competitive Conditions

The resource industry is intensely competitive in all of its phases, and the Issuer competes with many companies possessing greater financial resources and technical capabilities than the Issuer. Competition could adversely affect the Issuer's ability to acquire suitable properties for itself or an exploration subsidiary. Similarly, securing investments at an early project stage of companies with management and properties of quality is highly competitive and whether or not such investments will yield favorable financial returns is speculative.

ADDITIONAL INFORMATION

Additional information including Directors' and Officers' remuneration and indebtedness, principal holders of the Issuer's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Issuer's Information Circular for its 2004 Annual General Meeting of Shareholders. Additional financial information is provided in the Issuer's Audited Financial Statement for the fiscal year ended December 31, 2004 and Auditors report thereon dated February 10, 2004 and the Issuer's BC Form 51-901F – Quarterly Reports for the fiscal quarters ended March 31, 2004, June 30, 2004, September 31, 2004 and December 31, 2004. The Issuer has scheduled its Annual General Meeting of Shareholders in the year 2005 for May 18.

Copies of these documents and this Annual Information Form may be obtained upon request to the Secretary of the Issuer at its corporate office. Documents are also available on the Sedar website, www.sedar.com.


Pacific Corporate Trust Company
Pacific

625 Howe St
10th Floor
Vancouver BC
V6C 3B8

T 604.689.9853
F 604.689.8144
pacific@pctc.com
http://www.pctc.com/

March 16, 2005

British Columbia Securities Commission
PO Box 10142 Pacific Centre
701 West Georgia Street 9th Floor
Vancouver, BC
V7Y 1L2

Dear Sirs/Mesdames:

As required by Section 2.2 of National Instrument 54-101, please be advised of the following:

Issuer:	**TRANS AMERICA INDUSTRIES LTD**
Meeting Type:	Annual General Meeting
ISIN:	CA8930521007
Meeting Date:	May 18, 2005
Record Date for Notice:	April 15, 2005
Record Date for Voting:	April 15, 2005
Beneficial Ownership Determination Date:	April 15, 2005
Class of Securities Entitled to Receive Notice:	COMMON SHARES
Class of Securities Entitled to Vote:	COMMON SHARES
OBO Distribution Payment:	Issuer will not pay for OBOs
Material Distributed to:	Non Declining Holders

If you require further information, please contact:

"YASMIN JUMA"

YASMIN JUMA
PACIFIC CORPORATE TRUST COMPANY

cc: Alberta Securities Commission
cc: Manitoba Securities Commission
cc: New Brunswick Securities Commission
cc: Newfoundland Securities Commission
cc: Nova Scotia Securities Commission
cc: Ontario Securities Commission
cc: TSX Venture Exchange
cc: P.E.I. Securities Commission
cc: Quebec Securities Commission
cc: Saskatchewan Securities Commission
cc: Registrar of Securities - NT
cc: Registrar of Securities - YT
cc: Nunavut
cc: CDS Inc.

G:\MeetingsandMailings\MEETINGS\Startup\pdf\\6692TSA.pdf

RECEIVED
2005 APR 19 A 9:05
OFFICE OF [illegible]
CORPORA[illegible]

EARLY WARNING REPORT

NATIONAL INSTRUMENT 62-103
SECTION 111 OF THE SECURITIES ACT (BRITISH COLUMBIA)

1. **Name and address of offeror:**

   John K. Campbell (**"Campbell"**) of Suite 300, 905 West Pender Street, Vancouver, BC V6C 1L6.

2. **The designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file this Report, and whether it was ownership or control that was acquired in those circumstances:**

   Campbell has acquired beneficial ownership and control over 1,000,000 units of Trans America Industries Ltd. ("TSA") pursuant to a private placement transaction, at a price of $0.40 per unit. Each unit consists of one (1) common share and one (1) non-transferable share purchase warrant (the "Warrants"). One (1) Warrant will entitle the placee to acquire one (1) additional common share of the Company at $0.50 per share for a period of one year.

3. **The designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to this Report:**

   As a result of the private placement transaction, Campbell will beneficially own a total of 3,000,500 common shares (including unexercised incentive stock options and share purchase warrants) of TSA which, as at March 3, 2005, represents 13% of the outstanding fully diluted shares in the capital stock of TSA.

4. **The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph 3 above over which the offeror, either alone or together with any joint actors has ownership and control:**

   Please refer to paragraph 2 and 3 above.

5. **Market where the transaction or occurrence took place:**

   Not applicable.

6. **The purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the Report, including any future intention to acquire ownership of, control over, additional securities of the reporting issuer:**

   Campbell's purpose in effecting the private placement transaction was for investment purposes only. Campbell's intention is to evaluate the investment and to increase or decrease his holdings as circumstances unfold.

BC FORM 53-901F
SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)

ITEM 1 NAME AND ADDRESS OF COMPANY

TRANS AMERICA INDUSTRIES LTD.
Suite 300, 905 West Pender Street
Vancouver, BC V6C 1L6

ITEM 2 DATE OF MATERIAL CHANGE

March 3, 2005

ITEM 3 NEWS RELEASE

Press release dated March 3, 2005 through the facilities of the TSX Venture Exchange.

ITEM 4 SUMMARY OF MATERIAL CHANGE

Completion of $400,000 private placement.

ITEM 5 FULL DESCRIPTION OF MATERIAL CHANGE

The Company announced that it has completed a $400,000 private placement, with one placee, consisting of 1,000,000 units of the Company at a price of $0.40 per unit. Each unit consists of one common share and one non-transferable share purchase warrant (the "Warrants"). One Warrant entitles the placee to acquire one additional common share of the Company at $0.50 per share for a period of one year.

All of the securities are subject to the TSX Venture Exchange's four (4) month hold period ending July 2, 2005.

The Company will use the proceeds from the private placement to further work on its Lynn Lake Property, Manitoba and its Shandong Gold Project joint venture, Shandong Province, China.

In accordance with section 111 of the British Columbia Securities Act, the Company announces that John K. Campbell has acquired 1,000,000 units of the Company pursuant to the foregoing private placement and, together with 3,000,500 common shares (including unexercised share purchase warrants and incentive stock options) currently held by Mr. Campbell, holds greater than 10% of the issued and outstanding common shares of the Company. As a result of the transaction, Mr. Campbell currently beneficially holds 13% of the issued and outstanding common shares of the Company. Mr. Campbell does not own or have control over any other securities of the Company, either on his own or together with any joint actors.

ITEM 6 RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

N/A

ITEM 7 OMITTED INFORMATION

N/A

ITEM 8 EXECUTIVE OFFICER

John K, Campbell, President, CEO Tel: (604) 688-8042

ITEM 9 DATE OF REPORT

March 3, 2005

TRANS AMERICA INDUSTRIES LTD.

"John K. Campbell"

Per: ______________________________
John K. Campbell, President, CEO and Director

3930107.pp011.doc

TRANS AMERICA INDUSTRIES LTD.
Suite 300, 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604) 688-8042
Facsimile: (604) 689-8032

TSX Venture: TSA

PRESS RELEASE

March 3, 2005

Further to Trans America Industries Ltd.'s (TSX-V – TSA) press release dated February 28, 2005, the Company is pleased to announce that it has completed a $400,000 private placement, with one placee, consisting of 1,000,000 units of the Company at a price of $0.40 per unit. Each unit consists of one common share and one non-transferable share purchase warrant (the "Warrants"). One Warrant entitles the placee to acquire one additional common share of the Company at $0.50 per share for a period of one year.

All of the securities are subject to the TSX Venture Exchange's four (4) month hold period ending July 2, 2005.

The Company will use the proceeds from the private placement to further work on its Lynn Lake Property, Manitoba and its Shandong Gold Project joint venture, Shandong Province, China.

In accordance with section 111 of the British Columbia Securities Act, the Company announces that John K. Campbell has acquired 1,000,000 units of the Company pursuant to the foregoing private placement and, together with 3,000,500 common shares (including unexercised share purchase warrants and incentive stock options) currently held by Mr. Campbell, holds greater than 10% of the issued and outstanding common shares of the Company. As a result of the transaction, Mr. Campbell currently beneficially holds 13% of the issued and outstanding common shares of the Company. Mr. Campbell does not own or have control over any other securities of the Company, either on his own or together with any joint actors.

The Company has been advised that Mr. Campbell has acquired the securities for investment purposes only, that his intention is to evaluate the investment and to increase or decrease his holdings as circumstances unfold, and that Mr. Campbell is not acting together with any joint actors to increase the beneficial ownership of, or control or direction over, any of the securities of the Company. A report respecting this transaction will be filed with the British Columbia and Alberta Securities Commissions pursuant to section 111 of the British Columbia Securities Act. A copy of the report may be obtained by contacting Mr. Campbell at (604) 688-8042.

TRANS AMERICA INDUSTRIES LTD.

"John K. Campbell"

Per: John K. Campbell
President & Director

RECEIVED
2005 APR 19 A 9:05
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

BC FORM 53-901F
SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)

ITEM 1 NAME AND ADDRESS OF COMPANY

TRANS AMERICA INDUSTRIES LTD.
Suite 300, 905 West Pender Street
Vancouver, BC V6C 1L6

ITEM 2 DATE OF MATERIAL CHANGE

February 28, 2005

ITEM 3 NEWS RELEASE

Press release dated February 28, 2005 through the facilities of the TSX Venture Exchange.

ITEM 4 SUMMARY OF MATERIAL CHANGE

Announcement of $400,000 private placement.

ITEM 5 FULL DESCRIPTION OF MATERIAL CHANGE

The Company announced that it has negotiated a private placement in the amount of 1,000,000 units of the Company at a price of $0.40 per unit for gross proceeds of up to $400,000. Each unit consists of one common share and one non-transferable share purchase warrant. One warrant will entitle the placee to acquire one additional common share of the Company at a price of $0.50 per share for a period of one year from closing.

The placement will be subscribed for by a Director of the Company. The Director has arranged a sale of 1,000,000 shares of the Company at a price of not less than $0.40 per share through the facilities of the TSX Venture Exchange. The proceeds from this sale will be used to fund the placement.

The use of proceeds will be used to further work on the Company's Lynn Lake Property, Manitoba and its Shandong Gold Project, Shandong Province, China and for general working capital.

ITEM 6 RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

N/A

ITEM 7 OMITTED INFORMATION

N/A

ITEM 8 EXECUTIVE OFFICER

John K, Campbell, President, CEO Tel: (604) 688-8042

ITEM 9 DATE OF REPORT

February 28, 2005

TRANS AMERICA INDUSTRIES LTD.

"John K. Campbell"

Per: ______________________________

John K. Campbell, President, CEO and Director

TRANS AMERICA INDUSTRIES LTD.
Suite 300, 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604) 688-8042
Facsimile: (604) 689-8032

TSX Venture: TSA

PRESS RELEASE

February 28, 2005

Trans America Industries Ltd. (TSX-V – TSA) has negotiated a private placement in the amount of 1,000,000 units of the Company at a price of $0.40 per unit for gross proceeds of up to $400,000. Each unit consists of one common share and one non-transferable share purchase warrant. One warrant will entitle the placee to acquire one additional common share of the Company at a price of $0.50 per share for a period of one year from closing.

The placement will be subscribed for by a Director of the Company. The Director has arranged a sale of 1,000,000 shares of the Company at a price of not less than $0.40 per share through the facilities of the TSX Venture Exchange. The proceeds from this sale will be used to fund the placement.

Shandong Gold Project, Shandong Province, China

Trans America recently subscribed to purchase 800,000 units of Majestic Gold Corp. ("MJS") in a private placement at $0.70 per unit. Each unit consisted of one common share and one share purchase warrant. Each warrant entitles the holder to purchase one additional common share of MJS for a period of one year from closing at a price of $0.90 per share, with forced conversion if the shares of MJS trade over $1.50 per share for more than twenty consecutive days.

Under a separate agreement, Trans America's subscription proceeds, along with the proceeds from any warrants Trans America may exercise, will be dedicated to the Shandong Gold Project, a joint venture with MJS. Pursuant to this joint venture agreement, Trans America can earn a 50% interest on 3 existing properties of 27 hectares as well as a 50% interest in any after acquired properties within a prescribed area of 900 square kilometres of the Shandong Gold Project by providing the first $750,000 of exploration funding.

Lynn Lake Gold Project, Manitoba

$200,000 of the private placement funds will be reserved for further work on Trans America's Lynn Lake Property. The Property consists of 31 mineral claims covering 5,210 hectares near Lynn Lake, Manitoba. Work on the Property has been suspended pending a report being compiled by the Geological Survey of Canada. The report will be exclusive to Trans America for one year and the Geological Survey's interpretations are expected to aid Trans America in determining its exploration options.

TRANS AMERICA INDUSTRIES LTD.
"John K. Campbell"
Per: John K. Campbell, President